List of Subsidiaries

Colombia Clean Power & Fuels, Inc., a Nevada corporation, owns 99% of Energia Andina Santander Resources Cooperatieve U.A., a company formed under the laws of the Netherlands.  Colombia Clean Power & Fuels, Inc. also owns 100% of Colombia CPF LLC, Delaware limited liability company, which owns 1% of Energia Andina Santander Resources Cooperatieve U.A., a company formed under the laws of the Netherlands.

Energia Andina Santander Resources Cooperatieve U.A., a company formed under the laws of the Netherlands owns all of the outstanding shares of Energia Andina Santander Resources SAS, a Colombian company.